                   FILED BY:  AMERICAN CENTURY STRATEGIC ASSET ALLOCATIONS, INC.
                                                  PURSUANT TO RULE 425 UNDER THE
                                              SECURITIES ACT OF 1933, AS AMENDED

            SUBJECT COMPANY:  AMERICAN CENTURY STRATEGIC ASSET ALLOCATIONS, INC.
                                       SEC REGISTRATION STATEMENT NO. 333-140911

Dear     ,

I wanted to follow-up  with you regarding  proxy  information  you have received from American Century  Investments.  Through your Ameriprise account, you are an
American Century shareholder.  As a shareholder,  it's your right to vote on any proxy that comes from an investment company in which you have money invested. As your advisor, I encourage you to exercise that right and vote today.

To vote on the internet,  go to www.proxyweb.com.  You will need your proxy card control  number from the  information  mailed to you to utilize the web site. If you don't have access to that or prefer to call, phone toll-free at 877-256-6083 and a proxy service representative will assist you.

Thank you for your prompt attention to this matter.

Sincerely,

[Advisor]

                              # # # # # # # # # #

Hello.  As a shareholder of an American  Century fund held at Nationwide,  it is critical that we receive your proxy vote as quickly as possible. We have re-sent your voting information,  which explains how you can vote by phone, online or by mail. We appreciate your attention to this important matter.

If you have questions, call 1-877-256-6083.  Proxy statements and other relevant documents  have  been  filed  with  the  S-E-C  and are  available  for  free at
www.sec.gov.

Thank you.